coffey mining
SPECIALISTS FROM BOARDROOM TO MINE FACE

CONSENT OF EXPERT

March 28, 2013

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, John Hearne, do hereby consent to the filing of the written disclosure regarding the technical report entitled the "Tanjianshan Gold Project, China, Technical Report" dated and effective September 2005 and revised January 30, 2006 and of extracts from or a summary of the technical report and other information pertaining to this project, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the "Company") for the year ended December 31, 2012 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company's Annual Information Form and Annual Report on Form 40-F.

By: ______________________________
John Hearne, FAusIMM
Coffey Mining Pty Ltd.

Coffey Mining Pty Ltd ABN 52 065 481 209
1162 Hay Street, West Perth WA 6005 Australia
PO Box 1671, West Perth WA 6872 Australia
T (+61) (8) 9324 8800 F (+61) (8) 9324 8877 coffey.com